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-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      Washington, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   December 31, 2001
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*      2. Issuer Name and Ticker   4. Statement for  6. Relationship of Reporting Person(s)
                                                  or Trading Symbol           Month/Year        to Issuer
                                                                                                      (Check all applicable)
    Johnston       John           A.              American Home Mortgage      07/2001        [X] Director        [ ] 10% Owner
    -----------------------------------------     Holdings, Inc.; AHMH                       [ ] Officer (give   [ ] Other
    (Last)        (First)      (Middle)                                                          title below)        (specify below)

    c/o American Home Mortgage Holdings, Inc.
    520 Broadhollow Road                                                                     ---------------------------------------
    -----------------------------------------  -------------------------------------------------------------------------------------
                  (Street)                     3. I.R.S. Identification    5. If Amendment,  7. Individual or Joint/Group Filing
                                                  Number of Reporting         Date of               (Check Applicable Line)
                                                  Person, if an entity        Original       [X] Form Filed by One Reporting Person
    Melville     New York        11747            (Voluntary)                 (Month/Year)   [ ] Form Filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
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                                         Code     V     Amount  (A) or (D)  Price
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Common Stock, par value    02/01/2001    J (1)    V     84,980      (A)       (1)        446,022 (2)         D
$0.01 per share
("Common Stock")
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Common Stock               06/29/2001      S      V     24,206 (3)  (D)     $10.25       446,022 (2)         D

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Common Stock               07/12/2001    J (1)    V     66,780      (A)       (1)        446,022 (2)         D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                         Page 1 of 2
                                                                                                                     SEC 1475 (3-99)
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

FORM 4 (continued)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
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                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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Explanation of Responses:

(1)  In connection with its acquisition of Marina Mortgage Company, Inc. ("Marina") on December 29, 1999, American Home Mortgage
     Holdings, Inc. (the "Company") issued shares of its common stock, par value $0.01 per share (the "Common Stock"), to the
     Reporting Person and certain other Marina shareholders as consideration for their interests in Marina. On February 1, 2001, in accordance with the terms of the first earnout provision contained in the merger agreement between the Company and Marina, the
     Reporting Person received 84,980 shares of Common Stock. On July 12, 2001, in accordance with the terms of the second earnout provision contained in the merger agreement, the Reporting Person received 66,780 shares of Common Stock.

(2)  This number represents the number of shares of Common Stock held by the Reporting Person as of August 31, 2001.

(3)  On June 29, 2001, the Reporting Person sold 24,206 shares of Common Stock pursuant to an underwritten offering.


** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
   See 18 U.S.C. and 15 U.S.C. 78ff(a).              By: /s/ John A. Johnston                                September 10, 2001
                                                         --------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date

Note:    File three copies of this Form, one of
         which must be manually signed. If space
         is insufficient, see Instruction 6 for
         procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.

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                                                                                                                     SEC 1475 (3-99)
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